

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2026

Jie Xiao
Chief Executive Officer
YSX Tech Co., Ltd
Room 102, Building 1
No. 22, Huazhou Road
Haizhu District, Guangzhou, Guangdong
China

 Re: YSX Tech Co., Ltd
 Registration Statement on Form F-3
 Filed February 13, 2026
 File No. 333-293464

Dear Jie Xiao:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Trade & Services

cc: Ying Li